Delaware VIP Trust
100 Independence, 610 Market Street
Philadelphia, Pennsylvania  19106-2354

Delaware Distributors, L.P.
100 Independence, 610 Market Street
Philadelphia, Pennsylvania  19106-2354

October 26, 2020

Filing Desk
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Attention: Jeff Long and Jaea Hahn

Re:	Delaware VIP Trust (Registrant)
File No. 333-248704
File No. 811-05162
Registration Statement on Form N-14 and Request for Acceleration

Dear Mr. Long and Ms. Hahn:

The above referenced Registration Statement on Form N-14, which was filed on September 10, 2020 and amended through a pre-effective amendment on October 2, 2020 (the “Registration Statement”), was filed with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, for the purpose of registering Standard Class and Service Class shares of Delaware VIP International Series (the “Acquiring Series”), a series of the Registrant, that will be issued to shareholders of Delaware VIP International Value Equity Series (the “Acquired Series”), also a series of the Registrant, in connection with a transfer of substantially all of the assets of the Acquired Series to the Acquiring Series, pursuant to an Agreement and Plan of Reorganization, a form of which was included in the Registration Statement.

On behalf of the above referenced Registrant and its principal underwriter, Delaware Distributors, L.P., and pursuant to the requirements of Rule 461 under the Securities Act of 1933, we respectfully request that the effectiveness of the Registrant’s Registration Statement on Form N-14 be accelerated to Monday, October 26, 2020, or as soon as practicable thereafter. A definitive Prospectus/Information Statement will be filed and mailed to Acquired Series shareholders shortly thereafter. It is our understanding that you have previously discussed the possible acceleration of the Registration Statement with Jonathan Kopcsik and Taylor Brody of Stradley Ronon Stevens & Young, LLP.

Please contact Taylor Brody at (215) 564-8071 or Jonathan Kopcsik at (215) 564-8099 if you have any questions or comments regarding this filing or the acceleration request.

Sincerely,

/s/ Shawn K. Lytle	/s/ Brett D. Wright
Name: Shawn K. Lytle	Name: Brett D. Wright
Title: President/Chief Executive Officer	Title: President
Delaware VIP Trust	Delaware Distributors, L.P.